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                                                                      Exhibit 55


                      [LETTERHEAD OF SAFETY-KLEEN CORP.]


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FOR IMMEDIATE RELEASE                                     Contact:  Maureen Fisk
                                                                    847/468-2452


                          SAFETY-KLEEN BOARD CONFIRMS
                   RECOMMENDATION OF SK PARENT CORP. MERGER


     March 9, 1998 -- Elgin, IL -- Safety-Kleen Corp. today announced that its Board of Directors met on Saturday, March 7 and unanimously confirmed their strong recommendation that shareholders vote in favor of the $27 per share all cash offer of SK Parent Corp. at today's special shareholders' meeting.

     In making its recommendation, the Board reviewed reports by management and others involved in soliciting votes for the SK Parent transaction and its continuing concerns regarding the uncertain value of Laidlaw Environmental's common stock, including the Board's belief that:

     . The greater certainty of $27 per share, all cash, is preferable to the risks of continuing market fluctuation of LLE's stock.

     . Safety-Kleen's and LLE's businesses are basically incompatible and the synergies necessary to make LLE's transaction non-dilutive to LLE's earnings per share cannot be achieved without significantly reducing Safety-Kleen's service quality, revenue and profit.

     . The future growth of the combined businesses will be burdened by the need to service approximately $2.3 billion in debt.

     . The market will not be able to absorb the issuance of up to 162 million additional shares by LLE without driving down its share price.

     The Board urges all shareholders to take the opportunity today to secure the $27 per share all cash merger proposal from SK Parent.

     Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 industrial and automotive customers recycle and process their waste streams.


                                     -END-

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